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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                             --------------------

                                 SCHEDULE 13D
                                     Under
                      THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ___)*
                             --------------------

                            UNIVERSAL ACCESS, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  913363 10 7
                                (CUSIP number)

                             Henry N. Nassau, Esq.
                     Managing Director and General Counsel
                         Internet Capital Group, Inc.
                               The 800 Building
                             435 Devon Park Drive
                           Wayne, Pennsylvania 19087
                    (Name, address and telephone number of
                     Person Authorized to Receive Notices
                              and Communications)

                                   Copy to:
                          Christopher G. Karras, Esq.
                            Dechert Price & Rhoads
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                     Philadelphia, Pennsylvania 19103-2793

                                March 23, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 913363 10 7
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
1)  Name of Reporting Persons                       Internet Capital Group, Inc.

    I.R.S. Identification
    Nos. of Above Person                            23-2996071
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2)  Check the Appropriate Box                       (A)
    if a Member of a Group                          (B)
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3)  SEC Use Only
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4)  Source of Funds (See Instructions)              WC
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5)  Check if Disclosure of
    Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
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6)  Citizenship or Place of Organization            Delaware
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Number of Shares                                    7)  Sole Voting
Beneficially Owned By Each                              Power                     21,664,124
                                                    ----------------------------------------------------
Reporting Person With                               8)  Shared Voting
                                                        Power                          0
                                                    ----------------------------------------------------
                                                    9)  Sole Dispositive
                                                        Power                     21,664,124
                                                    ----------------------------------------------------
                                                    10) Shared Dispositive
                                                        Power                          0
                                                    ----------------------------------------------------
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11) Aggregate Amount Beneficially
    Owned by Each Reporting Person                  21,664,124
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12) Check Box if the Aggregate Amount
    in Row (11) Excludes Certain Shares
    (See Instructions)                                 [_]
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13) Percent of Class Represented
    by Amount in Row (11)                             24.5%
--------------------------------------------------------------------------------------------------------
14) Type of Reporting Person (See                      CO
    Instructions)
--------------------------------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Universal Access, Inc. (the "Issuer"). The principal place of business of the Issuer is 100 North Riverside Plaza, Suite 2200, Chicago, Illinois 60606.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the filing person is Internet Capital Group, Inc., a Delaware corporation ("ICG"). ICG is an Internet company actively engaged in business-to-business e-commerce through a network of partner companies. ICG provides operational assistance, capital support, industry expertise and a strategic network of business relationships intended to maximize the long-term market potential of its business-to-business e-commerce partner companies. The address of ICG's principal business and principal office is The 800 Building, 435 Devon Park Drive, Wayne, Pennsylvania 19087.

         (d) During the last five years, neither ICG nor any of its executive officers or directors has been convicted in a criminal proceeding.

         (e) During the last five years, neither ICG nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 8, 1999, ICG used its working capital to purchase 166,667 warrants to purchase 166,667 shares of Series B Preferred Stock at $0.01 per share and to purchase 833,334 shares of Series B Preferred Stock at $3.00 per share.

         On April 28, 1999, ICG used its working capital to purchase 570,000 shares of Common Stock at $0.27 per share.

         On May 13, 1999, ICG used its working capital to purchase 325,000 shares of Series C Preferred Stock at $3.00 per share.

         On June 30, 1999, ICG used its working capital to purchase 3,764,706 shares of Series D Preferred Stock at $4.25 per share.

         On March 14, 2000, ICG used its working capital to purchase 525,000 shares of Common Stock at $7.20 per share.

         In connection with the Issuer's initial public offering completed on March 22, 2000, the 833,334 shares of Series B Preferred Stock were converted into 5,000,004 shares of Common Stock; the 166,667 warrants to purchase Series B Preferred Stock became exercisable for 1,000,002 shares of Common Stock; the 325,000 shares of Series C Preferred Stock were converted into 975,000 shares of Common Stock; and the 3,764,706 shares of Series D Preferred Stock were converted into 11,294,118 shares of Common Stock. All share numbers have been adjusted for the Issuer's 500-for-1 stock split on July 10, 1998, a 2-for-1 forward stock split on February 17, 1999, a 3-for-2 forward stock split on June 23, 1999 and a 2-for-1 forward stock split affected as a stock dividend on September 15, 1999.

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         On March 23, 2000, ICG used its working capital to purchase 2,300,000 shares of Common Stock from the underwriters in the initial public offering at $14.00 per share.

ITEM 4.  PURPOSE OF TRANSACTION

         ICG has acquired the Common Stock as part of its operating strategy to integrate ICG's partner companies into a collaborative network that leverages its collective knowledge and resources. With the goal of holding its partner company interests for the long-term, ICG uses these collective resources to actively develop the business strategies, operations and management teams of the Issuer and its other partner companies. ICG intends to review, from time to time, its interest investment in the Issuer on the basis of various factors, including but not limited to the Issuer's business, financial condition, results of operations and prospects, synergies with other partner companies and integration in the network, general economic and industry conditions, as well as other developments and other acquisition opportunities. Based upon those considerations, ICG may seek to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock.

         Except as set forth above, ICG has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a-b) ICG may be deemed to be the beneficial owner with sole power to vote and dispose of a total of 21,664,124 shares of Common Stock (or 24.5% of the outstanding Common Stock) as calculated in accordance with Rule 13d-3(d).

         (c)  See Item 3 above.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among ICG and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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                                   Signature
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated  March 31, 2000                   INTERNET CAPITAL GROUP, INC.


                                        By:    David D. Gathman
                                        -----------------------------------
                                            David D. Gathman
                                            Chief Financial Officer

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